CINCINNATI BANCORP, INC.

6581 Harrison Avenue

Cincinnati, OH 45247

November 6, 2019

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cincinnati Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-233708)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Cincinnati Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to November 8, 2019 at 11:00 a.m. EST, or as soon thereafter as is practicable.

Please contact Victor L. Cangelosi, of Luse Gorman, PC ((202) 274-2028), if you have any questions concerning this matter.

Very truly yours,

/s/ Joseph V. Bunke
Joseph V. Bunke
President